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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of                  May                      , 2001
                ------------------------------------------

                         Frontline Ltd.
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         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X         Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  _______             No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Frontline Ltd. (Nasdaq NM: FRONY; OSE: FRO; LSE: FRO) has on
May 9, 2001 announced a dividend in the amount of $1.00 per share payable to shareholders of record as of May 21, 2001.
















































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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  Frontline Ltd.
                                  -------------------------
                                  (Registrant)




Date     May 9, 2001         By    /s/ Kate Blankenship
     ------------------           -------------------------
                                       Kate Blankenship
                                       Secretary


































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